Exhibit (a)(12)

Convenience Tranlsation –
German Version legally binding

To the
Management Board of
Schering Aktiengesellschaft
13342 Berlin

Request pursuant to § 327a para. 1 AktG

Dear Sirs,

According to the securities account confirmation from Commerzbank AG attached as Annex 1, Dritte BV GmbH, Leverkusen, holds 183,440,552 bearer shares in Schering AG. The share capital of Schering AG is 194 mio. Euro and is divided into 194 mio. shares. To our knowledge, 3,137,000 shares in Schering AG are held by Schering AG itself. Thus, Dritte BV GmbH holds shares pursuant to §§ 327a para. 2, 16 para. 2 German Stock Corporations Act [Aktiengesetz, "AktG"] in Schering AG in the amount of 96.1% of the share capital. Dritte BV GmbH consequently holds shares of Schering AG in an amount of more than 95% of the share capital so that it is the main shareholder in Schering AG within the meaning of § 327a para. 1 AktG.

Pursuant to § 327a AktG Dritte BV GmbH is hereby requesting you to put the following item on the agenda of an Extraordinary General Meeting of Schering AG to be convened for this purpose:

Resolution on the transfer of the shares of the minority shareholders in Schering AG, Berlin, to Dritte BV GmbH, Leverkusen, as the main shareholder in return for adequate cash compensation

26 September 2006

Dritte BV GmbH

Kaiser-Wilhelm-Allee 1
D-51373 Leverkusen

Telephone:   +49 214 30-81949
Fax:          +49 214 30-56524

Managing Directors:

Dr. Armin Buchmeier
Dirk Rosenberg

Registered office:
Leverkusen
Registered with the local court of
Cologne under no. HRB 52162

The minority shareholders shall obtain an adequate cash compensation for the transfer of their shares. We will inform you by separate mail about the amount of the cash compensation per share which will, inter alia, be based on a valuation of the company still to be prepared. In a separate written report by Dritte BV GmbH to the General Meeting of Schering AG which will be transmitted to you, the conditions of the transfer of the shares of the minority shareholders will be specified and the adequateness of the cash compensation will be explained and justified. The adequateness of the determined cash compensation will be examined by an expert auditor selected and appointed by the District Court (Landgericht) of Berlin. Dritte BV GmbH will file a corresponding application to the District Court of Berlin. We will provide you with the bank guarantee pursuant to § 327b para. 3 AktG in accordance with the statutory provisions in due course.

We kindly ask you to take all measures necessary for the resolution pursuant to §§ 327a et seq. AktG as well as to provide us with all documents and information necessary for the determination of the cash compensation.

According to the excerpt from the commercial register attached hereto as Annex 2, the undersigned Managing Director of Dritte BV GmbH has sole power of representation.

Yours sincerely

Dirk Rosenberg
Dritte BV GmbH

Annexes